FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2008

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: June 9, 2008	/s/ Donat Madilo Donat Madilo Chief Financial Officer

Banro Corporation

PRESS RELEASE

BANRO OUTLINES MAJOR NEW MINERALIZED GOLD
STRUCTURE AT MUFWA WITHIN ITS TWANGIZA PROPERTY

Results include soil values up to 1,880 ppb Au; rock chip samples grading up to 64.00 g/t
Au; and channel samples in artisanal adits with intersections of 13.75 metres @ 8.75 g/t
Au, 4.00 metres @ 24.15 g/t Au and 8.00m @ 7.87 g/t Au.

Toronto, Canada – June 6, 2008 - Banro Corporation (“Banro” or the “Company”) (AMEX - “BAA”; TSX - “BAA”) is pleased to announce the results of the first phase of exploration on the Mufwa Prospect, located in the Company’s wholly-owned Twangiza Project on the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the “DRC”). This work has included geological mapping, soil and rock chip sampling and channel sampling in adits developed by artisanal miners. Preparations are in progress for a preliminary core drilling program.

Three maps (Figures 1 to 3) highlighting the location and soil anomalies on the Mufwa Prospect are found accompanying this press release on the Company’s website at http://www.banro.com/i/pdf/2008-06-06_NRM.pdf.

The Mufwa Prospect (Figure 1) is located 11.5 kilometres northwest of the Twangiza Main and Twangiza North deposits where Banro has defined an estimated Measured Mineral Resource of 1,315,000 ounces of gold (14,510,000 tonnes grading 2.82 g/t Au), Indicated Mineral Resource of 2,558,000 ounces of gold (39,119,000 tonnes grading 2.03 g/t Au) and Inferred Mineral Resource of 2,705,000 ounces of gold (46,188,000 tonnes grading 1.82 g/t Au). Reference is made to Banro’s press release dated January 15, 2008 (a copy of which can be obtained from SEDAR at www.sedar.com). The Company is currently in the process of completing a pre-feasibility study of the Twangiza Project.

Gold mineralization at Mufwa is hosted in weakly metamorphosed pelitic sediments which have been folded into a north-south trending anticline, with moderately dipping limbs and a northerly plunge of about 40°. The prospect is therefore similar to the Twangiza deposits in terms of structural setting. Gold mineralization is associated with several zones of quartz veining which are sub-parallel to bedding, and up to at least 14 metres in width. Within these zones, individual veins form irregular stockworks, sheeted vein systems and discontinuous lenses. Pyrite and arsenopyrite occur in the quartz veins in variable amounts, and may also occur disseminated in the host rock between the veins.

A soil sampling grid was established over an area measuring 4 kilometres by 2 kilometres, centred on the mineralization exposed by artisanal miners. Samples were taken at intervals of 40 metres on 80 metre-spaced lines, at a depth of 60 centimetres. A total of 2,500 soil samples were collected and analysed for gold. Using a threshold of 60 ppb Au, several anomalies are defined within an area measuring approximately 1,700 metres east-west and

700 metres north-south, indicating that mineralization extends outside the area of artisanal mining activity (Figure 2). Gold values of up to 1,880 ppb were returned for the soil samples.

Rock chip samples from outcrop confirm the presence of in situ gold mineralization in the vicinity of the soil anomaly, returning values of up to 64.00 g/t Au (Figure 2). (A total of 199 rock samples were collected and analyzed for gold).

Twenty-five adits (Figure 3) were mapped and channel sampled at approximately 1 metre intervals by hammer and chisel. (A total of 940 adit samples were collected and analyzed for gold). The most significant intersections were 13.75 metres grading 8.75 g/t Au, 4.00 metres @ 24.15 g/t Au, 8.00 metres @ 7.87 g/t Au, 5.00 metres @ 9.34 g/t Au, 9.90 metres @ 4.32 g/t Au and 11.00 metres @ 3.87 g/t Au.

Preparations are well advanced for an initial 10-hole, 2,000 metre core drilling program to further investigate the frequency, width, tenor and continuity of the mineralized zones at Mufwa.

Commenting on these results, Mike Prinsloo, President and C.E.O. of the Company, said: “These initial exploration results from our new Mufwa Prospect are very encouraging with the extent and structural setting similar to the Twangiza Main and Twangiza North deposits where we are finalizing the pre-feasibility study. We expect to commence initial drilling on this prospect towards the end of this month.”

All soil and rock samples were placed in sealed bags and sent to the Company’s sample preparation facility in Bukavu, DRC. The rock samples were then crushed down to minus 2 mm, and split with half of the sample pulverized down to 90% passing 75 microns. The soil samples were sieved to minus 2 mm, and the undersized fraction pulverized down to 90% passing 75 microns. Approximately 150 grams of the pulverized sample was then shipped to the SGS Laboratory (which is independent of the Company) in Mwanza, Tanzania where the samples were analyzed for gold by fire assay using a 50g charge. As part of the Company’s QA/QC procedures, which conform to internationally recognised standards, duplicates and blanks were inserted into the sample batches.

Additional information with respect to the Twangiza Project is contained in the technical report dated September 13, 2007 and entitled “Preliminary Assessment NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo”. A copy of this report can be obtained from SEDAR at www.sedar.com.

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Qualified Person

The exploration results disclosed by this press release have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company’s geological staff based in Bukavu, DRC, under the supervision of Daniel K. Bansah who is a Member of The

Australasian Institute of Mining and Metallurgy (Aus.I.M.M), the Company’s Vice President, Exploration and a “qualified person” (as such term is defined in National Instrument 43-101).

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as “measured”, “indicated”, and “inferred” “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements: This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and the Company’s exploration and development plans with respect to Twangiza) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources (the mineral resource figures referred to in this press release are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company’s expectations, gold recoveries for Twangiza being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), changes in world gold markets and equity markets, political developments in the DRC, fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company’s activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual information form dated March 28, 2008 filed on SEDAR at www.sedar.com. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

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For further information, please visit our website at www.banro.com, or contact: Mike Prinsloo, President and C.E.O., South Africa, Tel: + 27 (0) 11 958-2885; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.